FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
420 Lexington Avenue, Suite 1718
New York, NY 10170

July 14, 2014

CORRESP - VIA EDGAR

United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Form S-3 Registration Statement
SEC File No. 333-195659
Acceleration Request

Ladies and Gentlemen:

The undersigned issuer hereby amends its letter of July 14, 2014 to request acceleration of effectiveness of its registration statement on Form S-3/A (SEC File No. 333-195659) to July 16, 2014 at 2:00 PM, or as soon thereafter as is practicable.  In connection with this request, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

By:	/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President and Chief Operating Officer